Companies in the GPS (Global Positioning System) space locating profits

SAN DIEGO, September 19, 2007 -- Companies in the GPS (Global Positioning System) space are on the move and pinpointing profits.  Fueled by a combination of retail consumer demand and increased usage in business and government sectors, GPS units are flying off the shelves and the companies that make them are finding profits. GPS technology is forging its way in an absolutely gigantic and un-penetrated end market including basic car GPS, the portable GPS, marine GPS, recreational devices, avionics navigation; site survey, engineering and construction; mobile location services for wireless devices; and others.

Wireless Fund (Nasdaq:WIREX) for the Period Ended August 31, 2007

Garmin LTD (Nasdaq:GRMN) designs, develops, manufactures and markets a diverse family of hand-held, portable and fixed-mount, GPS-enabled devices. As of August 31, 2007 Garmin represented the largest individual security held by Wireless Fund at 8.51% of net assets.

Trimble Navigation LTD (Nasdaq:TRMB) provides solutions for professionals in engineering, construction, surveying, agriculture, fleet management and field service utilizing global positioning system (GPS) technology. Trimble recently reported revenue growth of 34% in the second quarter of 2007. As of August 31, 2007 Trimble represented 4.70% of the net assets of Wireless Fund.

Radio & TV Broadcasting & Communications Equipment is another sector that may benefit from new technologies in the GPS space. As the general public embraces GPS technologies there will be a push to include GPS into consumer technology products.  Nokia, Motorola, and other handset makers are already incorporating GPS & mapping functionalities into their phones.  Nokia (NYSE:NOK) represented 5.06% of net assets of Wireless Fund at August 31, 2007.

Wireless Fund is available from many of the major mutual fund supermarkets.  More information on the wireless revolution can be found at http://www.wireless-fund.com.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available at http://www.wireless-fund.com or upon request by calling 1-800-590-0898. Please obtain and carefully read the prospectus before investing.

SOURCE: Wireless Fund